UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Investors Title Company
______________________________________________________________________________
(Name of Issuer)

Common Stock
______________________________________________________________________________
(Title of Class of Securities)

461804106
______________________________________________________________________________
(CUSIP Number)

December 15, 2014
______________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☒    Rule 13d-1(c)
☐    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 461804106
______________________________________________________________________________

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (Entities Only)

Markel Corporation
54-1959284
______________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
______________________________________________________________________________

3.	SEC Use Only
______________________________________________________________________________

4.	Citizenship or Place of Organization

Virginia
______________________________________________________________________________

NUMBER OF SHARES	5.	Sole Voting Power 213,300
BENEFICIALLY OWNED BY	6.	Shared Voting Power -0-
EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 213,300
	8.	Shared Dispositive Power -0-
______________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

213,300
______________________________________________________________________________

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
______________________________________________________________________________

11.	Percent of Class Represented by Amount in Row (9)

10.5%
______________________________________________________________________________

12.	Type of Reporting Person

CO
______________________________________________________________________________

CUSIP No.: 461804106
______________________________________________________________________________

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (Entities Only)

Markel-Gayner Asset Management Corporation
54-1563435
______________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
______________________________________________________________________________

3.	SEC Use Only
______________________________________________________________________________

4.	Citizenship or Place of Organization

Virginia
______________________________________________________________________________

NUMBER OF SHARES	5.	Sole Voting Power 213,300
BENEFICIALLY OWNED BY	6.	Shared Voting Power -0-
EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 213,300
	8.	Shared Dispositive Power -0-
______________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

213,300
______________________________________________________________________________

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
______________________________________________________________________________

11.	Percent of Class Represented by Amount in Row (9)

10.5%
______________________________________________________________________________

12.	Type of Reporting Person

CO
______________________________________________________________________________

Item 1.    (a)    Name of Issuer:
Investors Title Company
(b)    Address of Issuer’s Principal Executive Offices:
121 North Columbia Street
Chapel Hill, North Carolina 27514
Item 2.    (a)    Name of Person Filing:
Markel Corporation
Markel-Gayner Asset Management Corporation

(b)     Address of Principal Business Office or, if none, Residence:
4521 Highwoods Parkway
Glen Allen, Virginia 23060
(c)    Citizenship:
Virginia
(d)    Title of Class of Securities:
Common Stock
(e)    CUSIP No.
461804106

Item 3.	Neither filing person is a person specified in Item 3.

Item 4.	Ownership

(a)	Amount beneficially owned:		213,300
(b)	Percent of class:		10.5%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	213,300
	(ii)	Shared power to vote or to direct the vote:	-0-
	(iii)	Sole power to dispose or to direct the disposition of:	213,300
	(iv)	Shared power to dispose or to direct the disposition of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Essex Insurance Company, Markel American Insurance Company and Evanston Insurance Company (each a wholly owned insurance company subsidiary of Markel Corporation) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Investors Title Company. The interest of each such person relates to less than five percent of the Common Stock of Investors Title Company, except for Essex Insurance Company, a Delaware corporation and insurance company located at 4521 Highwoods Parkway, Glen Allen, Virginia 23060 whose interest relates to 152,600 shares or 7.5% of the Common Stock of Investors Title Company.
Markel-Gayner Asset Management Corporation ("Markel-Gayner") is the beneficial owner of 213,300 shares or 10.5% of the outstanding Common Stock of Investors Title Company as a result of acting as investment adviser to Essex Insurance Company, Markel American Insurance Company and Evanston Insurance Company.
Markel Corporation, through its ownership and control of Markel-Gayner, Essex Insurance Company, Markel American Insurance Company and Evanston Insurance Company, is deemed to have beneficial ownership of the shares of Common Stock of Investors Title Company held by its insurance company subsidiaries.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits.
Exhibit A    Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2015

Markel Corporation

By: /s/ Thomas S. Gayner
Name: Thomas S. Gayner
Title: President and Chief Investment Officer

Markel-Gayner Asset Management Corporation

By: /s/ Thomas S. Gayner
Name: Thomas S. Gayner
Title: President and Secretary

EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.
IN WITNESS WHEREOF, the undersigned have executed this agreement on January 23, 2015.

Markel Corporation

By: /s/ Thomas S. Gayner
Name: Thomas S. Gayner
Title: President and Chief Investment Officer

Markel-Gayner Asset Management Corporation

By: /s/ Thomas S. Gayner
Name: Thomas S. Gayner
Title: President and Secretary